Exhibit 99.1

News Release

October 15, 2020

Turquoise Hill announces third quarter 2020 production and provides updates on underground development, the definitive estimate and the liquidity outlook

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced third quarter 2020 production for Oyu Tolgoi and provided an update on underground development, COVID-19 and the definitive estimate.

Q3’ 2020 Highlights

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Copper and gold production guidance for 2020 remains within the ranges of 140,000 to 170,000 tonnes and 155,000 to 180,000 ounces respectively, with gold production trending towards the higher end of the range.

•	Limited flights adhering to Mongolian protocols allowing expatriates to return to Mongolia began in July.

•	Access to higher copper and gold grades is expected to continue for the remainder of 2020, and into 2021.

•	C1 cash costs[1] guidance remains in the $1.60 – $2.00 range.

•	The 2020 operating cash cost estimate remains in a range between $780 million – $830 million.

•	Capital expenditure for 2020 on a cash-basis for open-pit operations is trending toward the lower end of the $70 million – $90 million range.

•	TRQ now expects to have sufficient liquidity to meet its requirements, including for its operations and underground development, into Q2 2022.

Q3’ 2020 Production

•	Q3’ 2020 mill throughput was slightly higher than Q3’ 2019 due to slightly higher mill availability and an increased milling rate associated with softer ore.

•	Copper production of 36,286 tonnes, an increase of 28% vs Q3’ 2019, was due to a planned increase in head grade as the open pit moves deeper into the higher grade Phase 4B.

[1]

C1 cash costs are a non-GAAP (Generally Accepted Accounting Principles) measure (i.e. not defined by International Financial Reporting Standards (IFRS)). It is presented in order to provide investors and other stakeholders with an additional understanding of performance and operations at the Oyu Tolgoi mine and is not intended to be used in isolation form, or as a replacement for, measures prepared in accordance with IFRS. Please refer to Non-GAAP Measures section of the Company’s Q2 MD&A for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•	On a sequential basis, Q3’ 2020 Copper production was slightly lower driven by a decrease of copper head grade as central ore proportion in the ore blend to the crusher was decreased.

•	Gold production of 36,743 ounces, an increase of 43% vs Q3’ 2019 due to increased head grade as the open pit moves deeper into the higher grade Phase 4B.

Oyu Tolgoi underground project

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Work on the project has continued to progress despite COVID-19 controls and ongoing international travel restrictions issued by the Government of Mongolia. 40 expatriates returned to Mongolia in July – the first time this has been possible since the onset of the pandemic. Further flights are planned in order to return the required specialists to site.

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Care and maintenance activities continue at shafts 3 and 4 but some commissioning activities have advanced in preparation for shaft sinking, including rope installation and no-load testing of the Shaft 4 hoisting system. Further substantial progress will require the remobilisation of international shaft-sinking specialists, and subject to local border restrictions, preparation is underway to mobilise these contractors before the end of the fourth quarter 2020. Review of the impacts of the shaft 3 and 4 delays are ongoing, but first sustainable production for Panel 0 is not anticipated to be affected. We will communicate any implications, particularly for Panel 1 and Panel 2 ramp-up which shaft 3 and 4 support, at an appropriate time.

•	Overall, underground lateral development has now reached 48,604 equivalent metres, and progress continues broadly in line with the OTTR20 Technical Report.

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All surface infrastructure required for first sustainable production is complete and the team is focused on the safe and efficient delivery of the critical underground Material Handling System 1 (MHS1). The balance of project infrastructure to be delivered post the completion of MHS1 is not needed for first sustainable production; however, it is needed to support the production ramp-up profile and the life of mine material handling infrastructure capacity.

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In the fourth quarter of 2020, the definitive estimate cost and schedule update for Panel 0 is expected, and as advised by the manager, preliminary indications from the definitive estimate process are that first sustainable production is trending towards the earlier months of the previously guided range of October 2022 to June 2023, and that the forecast development capital cost remains within the range of $6.6 to $7.1 billion. This is subject to ongoing internal assessment and review as part of finalising the definitive estimate process by the manager. Turquoise Hill is undertaking an independent technical assurance review into the indications and findings of the definitive estimate communicated by the manager.

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As part of its ongoing review, Turquoise Hill has received an independent consultant’s report with respect to the delay and cost overruns at OT, which were announced by the Company in July 2019. The management and independent directors of the Company are currently reviewing the report with their advisors.

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Due to the ongoing nature of the COVID-19 pandemic, its full impact remains unknown. The cost and schedule range assumes an easing of travel restrictions and COVID-19 related controls from the time of reporting, which will continue to be monitored and reviewed.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Liquidity Outlook

TRQ regularly reviews its available liquidity and short-term cash flow forecasts as information changes or becomes available. An updated liquidity forecast will be included in TRQ’s third quarter earnings release on November 13, 2020. However, based on an initial review, which takes into account higher commodity prices as well as updated assumptions regarding delays in underground capital expenditure caused by COVID-related travel and other restrictions, TRQ now expects to have sufficient liquidity to meet its requirements, including for its operations and underground development, into Q2 2022. Further updates to its liquidity forecast will be provided by the Company as and when available.

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q	4Q	1Q	2Q	3Q	9 months	9 months	Full Year
	2019	2019	2020	2020	2020	2020	2019	2019
Open pit material mined (‘000 tonnes)	24,844	28,122	26,834	23,218	23,979	74,032	73,195	101,316
Ore treated (‘000 tonnes)	10,040	11,088	10,889	9,645	10,072	30,606	29,689	40,777
Average mill head grades:
Copper (%)	0.37	0.42	0.42	0.47	0.45	0.45	0.46	0.45
Gold (g/t)	0.14	0.15	0.15	0.19	0.21	0.18	0.34	0.29
Silver (g/t)	1.03	1.06	1.14	1.22	1.22	1.19	1.16	1.13
Concentrates produced (‘000 tonnes)	131.3	152.6	164.5	169.9	168.5	502.9	552.1	674.6
Average concentrate grade (% Cu)	21.7	21.6	21.4	21.5	21.5	21.5	21.7	21.7
Production of metals in concentrates:
Copper (‘000 tonnes)	28.4	32.9	35.2	36.5	36.3	108.0	113.4	146.3
Gold (‘000 ounces)	26	24	26	31	37	94	218	242
Silver (‘000 ounces)	191	190	214	212	219	645	677	867
Concentrate sold (‘000 tonnes)	157.0	157.5	125.9	194.3	167.9	488.1	567.2	724.7
Sales of metals in concentrates:
Copper (‘000 tonnes)	32.4	32.3	25.8	39.7	34.4	99.9	117.6	149.9
Gold (‘000 ounces)	35	25	20	31	34	84	249	274
Silver (‘000 ounces)	207	244	146	220	201	566	652	896
Metal recovery (%)
Copper	75.1	74.2	74.3	79.1	78.9	77.4	80.3	78.7
Gold	54.7	48.2	46.0	52.0	53.7	51.0	66.2	63.6
Silver	56.0	53.5	51.5	55.8	54.6	54.0	59.6	58.1

Class Action Complaint

On October 14, 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act and Rule 10b-5 thereunder. The Company believes that the complaint against it is without merit.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the completion and potential benefits of the share consolidation; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the Memorandum of understanding dated September 9, 2020 (the “MoU”)); the amount of any funding gap to complete the Oyu Tolgoi underground project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritize funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the Definitive Estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs, anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1; sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance; the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the completion and potential benefits of the share consolidation. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

With respect to forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU); the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Company’s annual information form for the year ended December 31, 2019 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s second quarter 2020 management’s discussion and analysis (“MD&A”) dated July 28, 2020.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Company’s second quarter 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com